Filed  by  Whitman Corporation
                                           Pursuant to Rule 425 under the
                                           Securities Act of 1933 and deemed
                                           filed  pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934

                                           Subject Company:  PepsiAmericas, Inc.
                                           Commission File No.: 1-13914

Transcript of Joint Conference Call of Whitman Corporation and PepsiAmericas, Inc. at 1:00 PM EDT, August 21, 2000:

Connolly:      Welcome to the Whiman/PepsiAmericas merger announcement
               conference call. We believe it would be helpful to give shareholders, investors and analysts a sense of the reasons for the transaction and its significance going forward and that's the purpose of today's call. I'm Chuck Connolly, Senior Vice
               President of Investor Relations of Whitman Corporation. We have with us Bruce Chelberg, Chairman and Chief Executive Officer of
               Whitman Corporation and Bob Pohlad, Chairman and Chief Executive
               Officer of PepsiAmericas. In a minute they'll give us their perspectives on the transaction. You also have available for answers to your questions, Marty Ellen, Senior Vice President and CFO of Whitman Pepsi General and his counterpart from PepsiAmericas, Senior Vice President and Chief Financial Officer,
               John Bierbaum. Replays of this call will be available for the next few days and the replay will begin tomorrow night, at 5:00
               p.m. Eastern Standard Time, August 22. The number is (303)
               590-3000 and when you call in, reference number 751687.

               Before we get to the meat of today's call, I'd remind you that any forward looking statements we might make are subject to the appropriate safe harbor language. That is, forward looking statements reflect management's expectations, estimates and assumptions based on information available at the time such statements are made. The words "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential" and similar expressions are intended to identify certain forward looking statements. Forward looking statements involve risks, uncertainties and other factors which may cause the actual performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements included in our presentation. That, of course, would include such things as competition, product and pricing pressures, whether economic and markets conditions, exchange rates, costs and availability of raw materials, changing trends and consumers tastes, availability of capital, unfavorable interest rate and currency fluctuation, labor and employee benefit costs, and, of course, the company's relationship and/or support programs with PepsiCo and other brand owners. Such things could cause actual results that differ materially from those expressed in any forward looking statements contained in our presentations today. I might add that in the present transaction, other uncertainties include those mentioned in the press release. Namely, receipt of appropriate regulatory approval, approval by shareholders of both companies and, of course, the customary closing conditions. Such events and uncertainties are difficult or impossible to predict accurately and many are beyond the companies' control. I would also refer you to the safe harbor language in the press release.

               The conference call today will be filed by Whitman Corporation with the SEC. It will be filed pursuant to Rule 425 under the Securities Act of 1933 and it will be deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934. The introductions and the housekeeping out of the way, let me turn the call over to Bruce Chelberg.

Chelberg:      Thanks Chuck and good afternoon everyone. Bob Pohlad and I have been talking about this transaction for the better part of the year. It's something we really both wanted to do because it's absolutely the right strategic move for both companies for reasons I'll explain in a minute. As Chuck said, we really don't want to get too deeply into the details today. I'd only say that this is a $600,000,000 to $700,000,000 transaction. Yes there will be some pro forma dilution this year. But I expect this transaction to be accretive within the next year or so, that is in 2001 or 2002. I'll remind you that's consistent with Whitman's policy on acquisitions. We've always said we'd accept some short-term dilution if the deal was right for Whitman and the shareholders. We ask that you judge this transaction in light of its growth opportunities and the strategic objectives that we've been talking about for more than a year.

               First, we said we'd grow Whitman profitably and we're doing that. We're adding about $600,000,000 in revenue. The new Whitman will be a $3.2 billion dollar company in 2001. We expect EBITDA margins of more than 15% percent. We'll be serving a market of 116 million people, 45 million in the United States, 6 million people in the Caribbean, including Puerto Rico, and 65 million people in Central Europe.

               Second, we said we'd consolidate our position in the domestic market and we're doing that. With this merger, we'll serve 18 states. We'll be the major Pepsi bottler in the corridor running from the Canadian border to the Gulf of Mexico and that's very important in today's world. Food retailers are also consolidating rapidly. They want to talk to one supplier about marketing plans, promotions and price. In order to get leverage with the retailers and deliver the level of service they expect, suppliers will have to consolidate as well. With this merger, there will be only one major Pepsi supplier in the major markets in the central quarter of the United States.

               Third, we said we would acquire other domestic Pepsi franchises. We're doing that by adding the Dakotas and Delta Beverages. But more important I believe, we've increased the likelihood we'll acquire some smaller independent franchises over the next 12 to 18 months. Our merger with PepsiAmericas demonstrates that consolidation is a fact of life in this business. The smaller bottlers know their franchises will never be more valuable than they are today. Some of you know we've been talking with bottlers in territories contiguous to Whitman Pepsi General. We also know that some bottlers contiguous to PepsiAmericas has sent out signals they might be interested in selling their businesses. We sure will be talking with them. We have the resources to make acquisitions. The net debt to capitalization ratio of the new Whitman will be about 53% and the cash flows are strong. Frankly, I'd be disappointed if we don't add some domestic territories in the next year or so.

               Fourth, we said we'd consider other markets outside the continental U.S. if there was a critical mass and the potential for growth. PepsiAmericas' Caribbean operations fit the bill. Puerto Rico, Jamaica, the Bahamas have a combined population of 6 million people. The entire Caribbean has a population of about 32 million people. There is opportunity for growth because per capita consumption is below the level of the United States and Mexico. There is greater opportunity for margin improvement than in any U.S. market as we improve the cost structure, improve pricing and introduce efficiencies in manufacturing and distribution. Caribbean is a stepping stone to further profitable growth. Over the next few years, there is a likelihood we'll expand into other markets in that part of the world including the possibility of Cuba when it opens up. Remember, the U.S. is a relatively mature market. A larger opportunity for profitable growth for our company and the industry will come from outside the continental U.S.

               And fifth, the merger strengthens our partnership with PepsiCo. We'll be a very strong number two in Pepsi's worldwide distribution system. I expect the relationship with Pepsi, which is already very close, to become even closer as we work together on marketing strategies, product development, customer service and coordination with Frito-Lay and Tropicana.

               Look at the big picture. This transaction adds to Whitman's top line and gives us new opportunities for margin improvement and growth. The merger is a giant step forward in the consolidation of our business which will translate into better service and a closer relationship with our major customers and even greater efficiencies in the sales and distribution of our products. The merger increases the likelihood we will acquire other domestic franchises. The merger gives us a strong presence in markets that can grow much more rapidly then the domestic market and it strengthens our partnership with PepsiCo. The vision we had for Whitman when we agreed to become an anchor bottler for Pepsi is becoming a reality.

               Bob Pohlad will become CEO when the transaction is approved and I can move on to do some things I've put off and put on hold for the last couple of years. Last November, I said I planned on stepping down as CEO by the end of this year. The Board started to search and, in fact, identify some good candidates, but when we began our negotiation with PepsiAmericas, the Board agreed that Bob Pohlad would be the right man to succeed me. Bob's had 24 years experience in the business. He's made the Dakotas one of the most efficient and profitable franchises in the Pepsi system. He's improved Delta's performance and he has the vision to recognize the opportunities outside the continental U.S. Whitman is fortunate to have as its next CEO someone who knows how to run the business and to grow the business. And I should add, we are fortunate to have someone who believes strongly in the future of this company. Bob and the Pohlad family will make a significant personal investment in Whitman. Bob's putting his money where his mouth is and he's given himself every incentive to succeed.

               Bob will have a lot on his plate in the next year or two as he completes the integration of the Heartland territories we acquired from Pepsi last year, integrates the Pepsi Americas' territories and gets our operations in Central Europe and the Caribbean on solid footing. Therefore, the Board asks Archie Dykes, who has been a director for 15 years to serve as Non-Executive Chairman for a period of time. Archie is a solid, no-nonsense executive with a world of business experience. He'll provide continuity with the Board and some of our outside constituencies, while Bob focuses his energy on the operations of the company and the goals that we've set.

               That's the overview. Whitman continues to evolve according to plan. We've done well by our shareholders over the past decade following our plan and I expect that by sticking to our plan, we'll continue to create value for our shareholders in the years to come. Now I'd like to turn the phone over to Bob Pohlad.

Pohlad: Thanks Bruce. Let me begin this morning by adding my welcome to all of you joining us on the call and listening on the web. I am excited about the merger and the opportunity to lead the new company. But before I share my thoughts on that opportunity, I would like to give you my perspective on the merger representing my family as PepsiAmericas largest shareholder.

               This merger is significant, strategic and good for PepsiAmericas. For those of you who may not know, PepsiAmericas was formed about a year ago to combine three Pepsi bottling companies in which Pohlad Companies had a substantial interest: Dakota Beverage, privately held by my family for many years, Delta Beverage, also privately held, with a significant ownership by Pohlad Companies, and Pepsi Cola Bottling Company of Puerto Rico, which was publicly traded and in which we became the largest shareholder about two years ago. We combined the three companies because we believe in the opportunity to leverage scale for greater profitability, grow through expansion in the U.S. and particularly in attractive markets, such as the Caribbean, and, third, to lead consolidation in our industry as a Pepsi anchor bottler. With the roll-up of these three companies, PepsiAmericas became the third largest Pepsi anchor bottler.

               I tell you all this because that strategic vision for PepsiAmericas is consistent, if not identical, with Whitman. Especially since Whitman evolved from a holding company with bottling interests to a pure Pepsi bottler. That shared strategy is to lead industry consolidation as a Pepsi anchor bottler, and drive the benefits of scale by accelerating growth to produce increased value for shareholders.

               Our proposed merger with Whitman makes sense for PepsiAmericas because it takes the ability to lead consolidation and support growth to a whole new level. We'll be able to identify and finance many more opportunities from this larger base than as a separate and smaller company. The merger is also a good fit for PepsiAmericas, a good geographic fit. Our territories are complimentary with very little overlap and an excellent cultural fit. Both companies are located primarily in the Midwest, and have a long history as part of the Pepsi system. So we expect a quick and smooth integration. The merger also provides access to a more efficient capital base with increased liquidity and a better balance sheet which increases our debt capacity and lowers cost of debt. For PepsiAmericas shareholders, the merger also provides more consistent earning power and an opportunity to participate in future EBITDA upside through ownership in the earnout option and additional Whitman shares as Dakota Holdings is going to do.

               Looking forward as Bruce noted, there are very exciting opportunities for growth in a number of areas. First, certainly our U.S. geography. Second, we see substantial opportunities for growth in less mature international markets where the per capita consumption is low relative to the U.S., and where demographic trends and economic developments favor high growth in beverage consumption. I'm speaking of markets such as Central Europe where Whitman is focused and the Caribbean where PepsiAmericas has focused its attention. There is also considerable opportunity to improve margins and returns in these international markets as both companies have begun to demonstrate. We certainly expect to continue this progress. Finally, we see better opportunities as a combined company to meet consolidation in adjacent and expansion markets. While we cannot predict the pace of consolidation, we are confident it will continue and hopefully accelerate. It is interesting, years ago in the wake of the Coke enterprise of Johnson-Coke merger, how consolidation in their system accelerated.

               Let me comment briefly on PepsiAmericas profitability since many of you are not familiar with the company. In the year 2000, we expect to achieve about $65,000,000 in EBITDA representing a 30% improvement from 1999 results. This EBITDA is also the base level from which the earnout targets were set.

               Now that the agreement is signed and announced, our real work of course begins. For the next few weeks and months, we will be developing our integration plan, building the management team, vetting the strengths and talents of both the PepsiAmericas and Whitman organizations, identifying detailed synergies and formulating more specific strategies for our future. We plan to share more information with you as it is developed. Incidentally, we expect to have the S-4 completed and available by late October or early November. I look forward to meeting all of you soon and communicating regularly thereafter on our plans and progress. Now all of us, Bruce, Marty, John and myself would be happy to take your questions. Please bear in mind that we are not prepared today to discuss the management team, or the dollar amount of expected synergy, but we will be providing that information in the near future. Keep in mind also, that while there definitely are synergies in the combination, and they will be pivotal in making the merger accretive in 2001, the focus of the merger is on accelerating growth. With that, we will turn the call back over to the conference call administrator who will tell participants how to enter the queue for questions. Thank you.

Operator:      Thank you sir. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press * followed by the 1 on your push button phone. If you would like to decline from the polling process, please press * followed by the 2. You will hear a 3 tone prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment, you will need to lift the handset before pressing the numbers. One moment please for our first question.

               Mr. George Thompson, please respond with your company affiliation followed by your question.

Thompson:      Prudential Securities. Bob, I wonder if you could talk a little bit about two topics: (1) if you could give us an idea of what the pricing environment has been in the three different areas that you operate in, how that's developed this year, and what the impact has been on volume, and (2) could you talk a bit about your mix of cold drink relative to the total with respect to Whitman's, whether you are ahead, behind, that sort of thing.

Pohlad: Sure, first, in terms of the pricing that we're seeing this year, in our three different markets, both our Dakota market and our Delta market are pretty similarly in that regard in that pricing, as is the case for Whitman and across the country, has certainly moved up over the past year. That has had an impact on volume. In our Dakota territory, they actually started getting a feeling or seeing the effects of higher prices a little bit earlier than much of the country, and consequently, their volume is rebounding a little bit faster. Delta, on the other hand, which is for the most part a lower share market, especially compared to Dakota, is still in the process of going through feeling the effects of that higher price. While it certainly has benefits in terms of margins, it has hurt volume. We expect that to turn around as we get towards the end of this year and into next year certainly. In Puerto Rico, it's a different story. Puerto Rico is right now experiencing very competitive pricing, different from the balance of certainly the United States and, I think, much of the world. On the other hand, our initiatives in Puerto Rico in terms of our go to market strategies, cold bottle, general trades, that kind of thing, we believe should inflate the pricing issues that we are seeing, and as you all know, try to predict when the effects of a price war are going to end are futile. We simply have to be in a position to do the best we can in terms of efficiency of operation, and the other marketing strategies that I mentioned we have available to us.

               In terms of cold drink, we are on the same kind of program that Whitman has been on over the past several years, so we've made significant and higher investments over that period of time, we are seeing growth in that channel, strong growth in that channel, and I think our development, certainly in our Dakota territories, is similarly high compared to the development that Whitman is seeing being the Heartland Pepsi bottlers that they are. In Delta, investment continues to be made and while we have plenty of room to grow in the Delta territory, progress is being made.

Thompson:      Alright. Thank you.

Operator:      Mr. Manny Goldman of ING Bearings. Please state your company name followed with your question.

Goldman: I am with that company, ING Bearings. Good morning or good afternoon. Just a couple of questions if I might. The first relates to unit volume. How much percentage-wise or however you want to look at it, what percent of the total Pepsi system will be accounted for by combining the two companies as opposed to one and the second totally different question relates to Puerto Rico and what's happened over the last few years there has certainly been some dynamics down there in terms of the Coke versus Pepsi competitive type environment, and within Puerto Rico, if we look at the share of Pepsi versus Coke, what does that look like now and how has that changed over the last few years, if you could just address those two things, I would be appreciative.

Pohlad: Sir, in terms of the combined Whitman and PepsiAmericas shares of the domestic Pepsi business, it will be about 21%, currently about a little over 17% for Whitman, and about 3% for PepsiAmericas. In terms of the share change in Puerto Rico relative to Coke, Pepsi has for many years enjoyed a share advantage down there over the last, I suppose 3 to 5 years, with the new competitor down there and with the problems that Pepsi Puerto Rico has experienced over the last couple of years that share advantage has been lost. Now we have about 46% of the market down there, compared to 48% for Coke, and I think that's about it.

Goldman:       That was it.

Pohlad:        I hope I answered your question.

Goldman:       Yes, thank you.

Operator:      Mr. Martin Rowe. Please state your company name followed by your question.

Rowe: Credit Suisse First Boston. Firstly, Bruce congratulations on I think staying true to your strategy in the course, and clearly over the, you know, the period that you've been CEO you've created value and I certainly wish you well as you go forward in your pursuits. The question I have Bob of you is, maybe you could give us your take on the Central European properties of Whitman, which you know, have had some difficulties in sort of breaking into, you know, profitability and what you think the opportunities are there and how soon do you think you can mine those opportunities to create profitable central European operations.

Pohlad: I know the Whitman's made a lot of progress over in Central Europe just in the last 12 to 24 months, and I think that everybody expects that to continue. I think the challenge over there is the same as we have in the Caribbean. I mean, over the next short term, we ought to in this combined company be able to continue to look to domestic volume growth for a lot of the profit phase and even certainly for a healthy portion of the volume growth. Long-term, of course, the whole strategy in terms of reaching out to the international market is to be able to look to those markets for a greater share of the growth going forward. What's necessary in the short term, and what we as a management team have to be prepared to do is to have both the ability, the talent, the time and the investment necessary to build infrastructure there to be able to get at that development, that longer term growth rate after we have the system in place. That's our strategy.

Rowe: When you look at the domestic operations, and I know you won't talk about the synergies, but you know, can you give us a sense as to you know, without putting any numbers on it, where some of those synergies might be, you know, in combining, you know, the domestic operations that you have with the Whitman operations.

Pohlad: Sure, you know, I don't want to get too far into it. It's too early to do that, but, you know, we're in the same business, we don't overlap markets, so in terms of our field operations, there's likely to be very little, if any change at all. On the other hand, there certainly is two corporate organizations, and the blending of those two is where the bulk of the synergies will come from.

Rowe:          Thank you very much.

Operator:      Ms. Caroline Webbie. Please state your company name followed by your question.

Webbie: Hi there, I'm with UBS Warburg. I just have a couple of questions regarding what, I missed a little bit, but I heard some comment about market shares being 46% and I'm thinking that's Puerto Rico. I'm wondering if you can give an average of what your market shares look like in your markets, or just address the biggest ones versus Coke. If you could touch on which other brands you carry - you have Dr Pepper, I know you got 7-Up recently in, I think, Puerto Rico. If you could also touch in general on non-carbs and how much you've done in that area, that would be great.

Pohlad: The market share, the 46% was from Puerto Rico, you are right about that. In general, Whitman certainly once again, being in Pepsi Heartland has, for the most part, at the very least, parity market share and in many cases, share advantage. I think maybe we only have one market where they're not in one of those two positions. In our Dakota territory we also enjoy share advantage, both on a corporate Pepsi standpoint and a total company standpoint versus our competitor. In Delta, that is a little bit kind of the opposite. We operate in low share markets down there. All brands in Delta is about a 20 share. Dakota enjoys about a 50 share. So you can see that on Dakota territory, they are similar to Whitman's. The opportunity for growth we believe, of course in Delta, should by virtue of its market share be greater. Besides the Pepsi brands, our product portfolio includes really all carbonated categories you can think of, everything from water to All Sport. Dr Pepper and 7-Up we carry both those. In the PepsiAmericas system, we have 7-Up in practically all of our territories. We have very little Dr Pepper, just some up in our Dakota territories, and although I know Whitman offers all those brands, I don't know - I'll look to somebody else to fill in that blank for me.

Webbie: And Bob, finally just in your territories, who do you compete with? Is it generally CCE?

Pohlad:        Yes it is.

Webbie:        Thank you.

Operator:      Wayne Dow. Please state your company name followed by your question.

Dow: Salomon Brothers Asset Management. I have two questions. The first question is regarding the Delta Beverage which is part of PepsiAmericas I believe have some public bonds. Do those need to be refinanced as they may constitute a - they do have a change in control clause?

Bierbaum:      Yes, this is John Bierbaum. There is a change of control put that will offer a premium of 101 and that will be offered to the shareholders at the completion of the merger. It's too early to tell whether there will be any reason to refinance the entire offering. There is the ability to call the bonds later in the year, but that analysis hasn't been performed. It's safe to say that the Whitman balance sheet provides plenty of opportunity for effective financing should that be advantageous.

Dow: Okay. A second question I have is on, I believe both companies have some insider holdings, can you give me an idea in each company, what are some of the insider holdings are and whether they are, I'm assuming they approved of the merger.

Connolly:      Can you speak up, we can barely hear you.

Dow: Oh, I'm sorry. Hello. Is that better. I just want to know if each company has any significant insider holding, and if they are, what is the percentage and I'm assuming they have all approved of the merger.

Bierbaum:      This is John Bierbaum again. As you know, the Pohlad family has significant holdings in PepsiAmericas and they are obviously in favor of this as is Pepsi-Cola in both companies. Beyond that, there is nothing that reaches the level of significance that I think you are thinking about.

Dow: Okay. So, in the Whitman company, there is no significant holding?

Bierbaum:      That is correct.

Chelberg:      Just so it's clear, in Whitman of course, Pepsi-Cola Company owns slightly less than 40% and there is one investment group that filed a 13D and owns more than 5%, but there is no insider holding by management of any significance.

Dow:           Okay, and how much does the Pohlad family own in PepsiAmericas.
               What is the percentage there?

Bierbaum:      That interest is currently at 45%.

Dow: Okay. And what percentage of shareholder approval is usually needed to approve the merger? You said they would be going through a shareholder vote and all that.

Chelberg:      A simple majority.

Dow: Okay. And the other criteria that you have to go through is Hart-Scott-Rodino Act.

Chelberg:      That's correct.

Dow:           That's correct. Ok. Ok, thank you very much

Operator:      Mr. Doug Wayne. Please state your company name followed by your question.

Wayne: Good afternoon. Merrill Lynch. Just to follow-up on some of the numbers that you have given. I think you had mentioned that either dollar with $65,000,000 in 2000 for the acquired territories, and, correct me if I'm wrong, but you said up 30%, which is a strong number, so if that's the right number, can you put some color behind your strong EBITDA growth this year, and what you think opportunities are going in the future, you know, ex-synergies, ex-acquisition just as a company, what was your opportunity for EBITDA margin expansion, and then if you could give us some top line trends on volume growth and pricing trends in the acquired territories of the United States.

Pohlad: Yes, Doug, thanks. I'll start out and then let John pick up on the last part of the question. We do have the 30% increase and that is strong. Certainly, we are, you know, our Caribbean operations are driving a lot of that due to the acquisition of Jamaica and the improvements that we're seeing in Puerto Rico. In terms of the margin improvement itself.

Bierbaum:      If you reference the 10-Q that was filed for PepsiAmericas for the first six months, that will contain some figures for you relative to the average price increase and volume changes. In
               Puerto Rico, our volume was aided by the fact that we purchased the 7-Up brand and some related brands in mid-year 1999, as Bob had mentioned earlier, volume is down slightly in the United
               States, but it is more of an offset by pricing increases. As the additional improvement at the margin line really comes from cost savings in Puerto Rico.

Wayne: And I assume the going forward the big drivers of EBITDA margin expansion besides further pricing if that's the case, the scenario that continues, would be outside the United States, or it is some opportunity inside the U.S., and if so, where.

Bierbaum:      Well, there is certainly opportunity for growth in the United
               States, particularly as you see in 2000 with volume being slightly soft, you'd expect that to recover as people get used to the pricing. As Bruce mentioned earlier, we would hope to see some domestic acquisitions happen that will add to the volume base, and of course, in the Caribbean, we continue to pursue acquisitions there.

Wayne:         Okay. Thank you.

Operator:      Mr. Andrew Conway. Please state your company name followed by your question.

Conway: Andrew Conway. Morgan Stanley. Bob, or Marty, if you have a pro forma return on invested capital number for year-end 1999 I'll value that, and then, Bob, if you could please talk a little bit about your organization in terms of how you see the industry, given your 20+ years in the business, given that we're in a little bit of a new pricing volume environment, could you give us a little update in your business of how trends have continued through the key summer months now, but also longer term, how do you see volume and pricing working through the soft drink industry the next 3 to 5 years, how long do you see consumers adjusting and thirdly, please up with the great many Pepsi initiatives against the brand as we get through the summer into the fall, whether it be Dole, Slice, how is your organization prepared?

Ellen: Andrew, it's Marty. Let me take the ROIC question. I recall that Whitman in 1999 was about 7% on our traditional corporate turn on invested capital basis. Pro forma we think that will dilute a little bit by say 90 basis points. However, our view of 2000 pro forma - that was 1999 - 2000 pro formas we can recover all of that and a little more being the low 7s. With north of 70, that is 75 basis points improvement each year thereafter.

               Andrew, I wanted to touch on the other two pieces, in terms of, you know, the pricing, the kind of activity or strategy that we're seeing now and how that looks to shape things going forward are clearly we believe that the price increases that the industry is seeing now are good for the industry. As we look forward, we believe the consumers will understand those pricing moves and begin to respond and return to the consumption levels that we've seen in the past. We do expect that if pricing holds, that both of the major companies, Pepsi and Coca-Cola, will have to look more to marketing, more to different initiatives.

               I think the third part of your question the number of different offerings that you are seeing coming out of those of Pepsi system are evidence of that. We think it is a very, very positive move for the industry, and we are going to be taking advantage of those where they make sense. We are in the PepsiAmericas territory, the largest 7-Up bottler, so Sierra Mist, at this point, probably isn't an opportunity in those territories. But in all cases, whether it is water or fruit or any of the other categories, we will be a player and it will be our strategy to be a category leader in all of our markets. You know, whatever those initiatives are.

Operator:      Mr. Ron Anderson, please state your company name followed by your question.

Anderson:      Yes. American Express, good afternoon. I have a question. Has
               Whitman Corp. spoken to Moody's and/or S&P, and have they given any indication on a pro forma basis what might happen to your credit ratings, if anything?

Ellen:         Ron, we will be speaking with them later this afternoon.

Anderson:      Thank you.

Operator:      Mr. Doug Wayne, please state your company name followed by your question.

Wayne: Hi, quick follow-up, thanks. Looking more at 2001, what kind of volume and pricing assumptions should we assume for the acquired territory in 2001 in the U.S.?

Bierbaum:      We go through an annual planning process with PepsiCola to compare programs and plans for the future and that exercise really hasn't, we haven't gotten very deep into that, so it's really premature to give you those kinds of targets.

Wayne:         Nothing in the back of your mind?

Connolly:      Doug, can you speak up a bit?

Wayne: I think you had mentioned improving volume trends. Could you just qualify that, do you just sort of have a range of volume trends and then, I don't if you have mentioned this in your 10-Q, I do not have it in front of me, but where has pricing been, total revenue per case been trending this year and where do you see that going next year, maybe just directionally if not an absolute number.

Ellen: Sure. Volume, Doug, like I said, we don't want to commit to any specific number now. But I would be disappointed if we can't expect next year somewhere in the 2-3% range for volume increase. In terms of, pricing is kind of the same thing, kind of about same range, maybe a bit stronger, but about the same.

Wayne: Okay. Do you have the pricing revenue per case figures, sort of what your expectation is in 2000?

Pohlad:        I don't have them right now. Sorry.

Wayne:         Okay. Thanks.

Operator:      Mr. Mark Schwegberg, please state your company name followed by your question.

Schwegberg:    Solomon, Smith, Barney. I wonder, Bob, if we could speak a little bit, I know you don't want to discuss certain synergies, but within the PepsiAmericas entity preceding this deal, if you could speak a little bit about priorities in terms of source of margin expansion, specifically, for the Delta Beverage Group.

Ellen:         Could you ask your question one more time please?

Schwegberg:    Sure. Obviously, given the lower share of Delta Beverage Group than Dakota, there is a lower margin business there, I wonder if you could speak a little bit about how you guys are thinking about getting incremental margin there. You spoke earlier a little bit about cold channels, but I wonder if you could put some additional flesh on the thinking of margin expansion opportunities for Delta.

Pohlad: Sure. Over the next couple of years, Delta should be in a position to benefit these two things: (1) a relatively stronger position in the food storage channel, and (2) the investment that's been made over, really probably in about year 4 or 5 now, of cold bottle and marketing equipment investments. The combination of those two things, given the share position that Delta is starting from, should allow it to grow at a rate a bit healthier than its territory, like Dakota Beverage.

Schwegberg:    Thank you.

Operator:      Thank you, gentlemen. There are no further questions at this time. Please continue.

Connolly:      Ladies and gentlemen, thank you very much for joining us on the call today. As we said earlier, the replay will be available beginning at 5:00 p.m. tomorrow night. The number is (303)
               590-3000, reference 751687. If you want to follow up on anything that we raised today, please call me at Whitman or John Bierbaum at PepsiAmericas. Again, thank you, and we will be talking to you all later.

Operator:      Thank you, gentlemen. Ladies and gentlemen, once again this concludes the Whitman/PepsiAmericas merger announcement conference call. If you would like to listen to a replay of today's conference, please dial (303) 590-3000, followed by pass code 751687. Once again, if you would like to listen to a replay of today's conference, please dial (303) 590-3000, followed by pass code 751687. Thank you for participating. You may now disconnect.